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                             May 9, 2021

       Paul Badawi
       President and Chief Executive Officer
       Sight Sciences, Inc.
       4040 Campbell Ave, Suite 100
       Menlo Park CA 94025

                                                        Re: Sight Sciences,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 12,
2021
                                                            CIK No. 0001531177

       Dear Mr. Badawi:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 2

   1. We note your disclosure on page 2 that the TearCare clinical trial program is designed to demonstrate the safety
and effectiveness of TearCare treatments. Please revise to clarify that you will have to
demonstrate safety and efficacy to the FDA   s satisfaction.
       TearCare System, page 7

   2.                                                   We note your disclosure
on page 19 that    TearCare is currently marketed as a 510(k)-
                                                        exempt device, and did
not undergo premarket clearance prior to marketing    and that you
                                                        are    developing
TearCare for use in, and seeking FDA clearance for, the application of
 Paul Badawi
FirstName  LastNamePaul  Badawi
Sight Sciences, Inc.
Comapany
May  9, 2021NameSight Sciences, Inc.
May 9,
Page 2 2021 Page 2
FirstName LastName
         localized heat therapy in adult patients with evaporative DED due to MGD, when used in conjunction with pressure to the eyelids to express the meibomian
glands.    Please revise
         your prospectus summary to include this disclosure or otherwise make clear the current regulatory status of your TearCare product and what clearance you are currently pursuing.
3.       Please revise your disclosure to explain what you mean by
clinically significant
         improvements in all of the signs and symptoms of DED assessed within two weeks of treatment in subjects with MGD." We note similar disclosures on pages 118, 134, and
         149.
Risk Factors
Our restated certificate of incorporation will designate specific courts as the exclusive forum for certain litigation. . . . , page 82

4. Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.
Critical Accounting Policies and Estimates
Inventory, page 110

5.       Please disclose the shelf life of your inventory.
Business
Favorable Safety and Effectiveness Data, page 134

6. Please revise your disclosure on this page that TearCare has "favorable safety and effectiveness data" as safety and efficacy determinations are the exclusive purview of the
         FDA or other regulators.
Figures 12-19, page 145

7. Please enlarge these figures as they are too small to be legible. Competition, page 157

8. Please revise to clarify whether, to your knowledge, any of your competitors are testing their therapies on glaucoma and/or DED or already have such products approved.
Manufacturing, page 157

9. You disclose that you are still governed by the Second Source Supplier Agreement dated
         April 5, 2018. While you note on page 25 that you intend to fully transition production
         to Peter   s Supply Agreement by the end of the third quarter of 2021,
Item 601(b)(10) of
         Regulation S-K requires filing of agreements that are to be performed in whole or in part at or after the filing of the registration statement. Accordingly, please file the Second
         Source Supplier Agreement as a an exhibit or provide analysis as to why you do not
 Paul Badawi
Sight Sciences, Inc.
May 9, 2021
Page 3
         believe filing is required.
Trade Secrets, page 159

10. You note that as of December 31, 2020, you owned 25 issued U.S. patents, 29 issued patents outside the U.S., 17 pending U.S. patent applications, and 13 pending foreign patent applications. For the issued patents, please amend this disclosure to include the type of patent protection granted (i.e., composition of matter, use, or process). For the pending patent applications, amend this disclosure to include the date that these patent applications were submitted and their expected expiration date. Please also revise to disclose the material foreign jurisdictions where you own patents or have pending patent applications and when those expire.
Certain Relationships and Related Party Transactions
Employment Agreements, page 192

11. Please file your employment agreements with your named executive officers pursuant to
         Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file them.
Principal Stockholders , page 194

12. The footnotes for the beneficial owners listed on this page do not appear to have been included in this submission. Please include this information in a future amendment and ensure that these disclosures identify the natural person or persons who have voting and/or investment control of the shares held by the entities named in the table.
Notes to Consolidated Financial Statements
Note 12. Income Taxes
Deferred Tax Assets and Liabilities, page F-32

13. It appears that the summation of your total gross deferred tax assets for the year ended
         December 31, 2020 in the table presented is incorrect. Please revise accordingly.
General

14. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNamePaul Badawi
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
Comapany    NameSight
       present         Sciences,
               to potential       Inc.in reliance on Section 5(d) of the
Securities Act, whether or
                            investors
May 9,not  they
        2021    retain
             Page  3 copies of the communications.
FirstName LastName
 Paul Badawi
FirstName  LastNamePaul  Badawi
Sight Sciences, Inc.
Comapany
May  9, 2021NameSight Sciences, Inc.
May 9,
Page 4 2021 Page 4
FirstName LastName
       You may contact Sasha Parikh at 202-551-3627 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Peter N. Handrinos, Esq.